SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                            ViaVid Broadcasting, Inc.
                                (Name of Issuer)


                          Common Stock $.001 par value
                         (Title of Class of Securities)


                           ______925552 10 1_________
                                 (CUSIP Number)

                              Stanley Brian Kathler
                             #40 - 16061 85th Avenue
                            Surrey, British Columbia
                                     V4N 4Y5

                              Phone: (604) 597-5197
                      ------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 28, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





CUSIP No.  925552 10 1
-------------------------------------------------------------------------------------------------------------------


1.        Name of Reporting Person                                              Stanley Brian Kathler
          S.S. or IRS  Identification  No. of Above
          Person                                                                Not Required
--------- ------------------------------------------ --- ------------------ --- -------------------------------------
2.        Check the  Appropriate Box if a Member of                             (a)   [   ]
          a Group                                                               (b)   [X]
--------- ------------------------------------------ --- ------------------ --- -------------------------------------
3.        SEC Use Only
--------- ------------------------------------------ --- ------------------ --- -------------------------------------
4.        Source of Funds                                                       PF
--------- ------------------------------------------ --- ------------------ --- -------------------------------------
5.        Check if Disclosure of Legal  Proceedings
--------- ------------------------------------------ --- ------------------ --- -------------------------------------
6.        Citizenship or Place of Organization
                                                                                Canada
--------- ------------------------------------------ --- ------------------ --- -------------------------------------
          Number  of Shares  Beneficially  Owned by
          Reporting Person:
                                 7) Sole Voting
                                                          Power
                                                     ---------------------- --- -------------------------------------
                                                     8) Shared Voting
                                                          Power                 1,700,000
                                                     ---------------------- --- -------------------------------------
                                                     9) Sole Dispositive
                                                     ---------------------- --- -------------------------------------
                                                    10) Shared
                                                        Despositive
                                                        Power                   1,700,000
--------- ------------------------------------------ ---------------------- --- -------------------------------------
11.       Aggregate  Amount  Beneficially  Owned By
          Each Reporting Person                                                 1,700,000
--------- ------------------------------------------ --- ------------------ --- -------------------------------------
12.       Check  if  the  Aggregate  Amount  in Row
          (11) Excludes Certain Shares                                          Not Applicable
--------- ------------------------------------------ --- ------------------ --- -------------------------------------
13.       Percent  of Class  Represented  by Amount
          in Row (11)                                                           26%
--------- ------------------------------------------ --- ------------------ --- -------------------------------------
14.       Type of Reporting Person                                              IN





Item 1.           Security and Issuer.

         The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Shares"), of ViaVid
Broadcasting, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 3955 Graveley Street, Burnaby, British Columbia, Canada V5C 3T4.


Item 2.           Identity and Background.

         This Statement is being filed by Stanley Brian Kathler ("Holder."). Holder is a citizen of Canada with an address at #40-16061 85th Avenue, Surrey, British Columbia. The Holder has been employed as follows:

         Holder has been the President and a Director of ViaVid Broadcasting, Inc. since January, 1999. He has served as the president and a director of our subsidiary, ViaVid Broadcasting Corp., since October 31, 1998. Prior to joining us, Holder was a self-employed computer consultant from July, 1997 to November, 1998. Holder provided technical consulting services to several public companies based in Vancouver, British Columbia, Canada as a self-employed computer consultant. Holder was a co-founder and a director of Riptide Technologies, a company involved in the business of software consulting, from 1996 to July, 1997. Holder was employed as a senior software engineer by MPR Teltech, a company involved in the business of telephone research from 1994 to 1996. Holder possesses more than fourteen years of experience in the computer software development, consulting and management industry. Over this fourteen year period, Holder has worked in a number of areas of the software development industry ranging from programming to assisting companies in getting started.

         Holder has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

         The Holder purchased 1,000 shares in ViaVid Broadcasting Corp., the Canadian Subsidiary for $0.01 per share. Those shares were exchanged for 1,700,000 shares of ViaVid Broadcasting, Inc. a Nevada Corporation in accordance with an acquisition agreement dated January 26, 1999. The shares are held of record by Kathler Holdings Inc. Mr. Kathler is a 60% shareholder of Kathler Holdings, his wife Laureen Kathler is a 40% shareholder.

Item 4.           Purpose of Transaction.

         The purpose or purposes of the acquisition of the Shares by Holder was a passive investment. Holder is the President and a Director of the Company. Depending on market conditions and other factors, Holder may acquire additional Shares as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Holder also reserves the right to dispose of some or all of its Shares in the open market, in privately negotiated transactions to third parties or otherwise.

         As of the date hereof, except as described herein, Holder does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of January 25, 2000, Holder holds beneficially the following securities of the Company.

                                                                                Percentage of shares of Common
Title of security                                             Amount                          Stock (1)
----------------------------------------          -------------------------------- ---------------------------------

Common Stock                                                 1,700,000                           26%

-------------------------------------
(1)      Calculated  in  accordance  with Rule 13d-3.  The  1,700,000  shares of common stock beneficially owned by Holder are held of record by Kathler
         Holdings Inc., a private  company in which Holder is a 60%  shareholder and his wife Laureen Kathler is a 40% shareholder.



                                    (b) Holder  has  shared  power to vote or to
                           direct the vote of the Shares held by Kathler Holdings Inc.and has the shared power to dispose or to direct the disposition of the Shares held by Kathler Holdings Inc.

                  (c)      None

                  (d)      Not applicable

                  (e)      Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None


Item 7.           Material to be Filed as Exhibits.

         None

                                    SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:   January 25, 2000



                                                      /s/  Stanley Brian Kathler
                                                     ---------------------------
                                                     Holder